October 8, 2014

Alberto Zapata

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – Bandon Isolated Alpha Fixed Income Fund Proxy Statement

Dear Mr. Zapata:

On September 19, 2014, Northern Lights Fund Trust (the "Registrant" or the “Trust”) filed a preliminary proxy statement with respect to the Bandon Isolated Alpha Fixed Income Fund (the “Fund”).  The Proxy Statement relates to a shareholder meeting to consider approval of a new advisory agreement.  You provided the following comments on September 26, 2014 to the Proxy Statement by phone to Andrew Davalla.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

Comment 1.

Please confirm that any information missing in the preliminary proxy statement will be completed in the definitive proxy statement.

Response.  The Registrant confirms that all missing information will be added to the definitive proxy statement.

Comment 2.  Please confirm that there have not been any purchases or sales of Fund shares by any trustee of the Registrant that would be required to be disclosed in the proxy statement.

Response.  The Registrant confirms that there are not any purchases or sales by any trustee of the Registrant that would need to be disclosed in the proxy statement.

Comment 3.  Please confirm that none of the Trust’s trustees had any material interest in any material transaction to which the Fund’s adviser or its parent or any subsidiary of either such entities was a party since the beginning of the Fund’s most recently completed fiscal year.

Response.  The Registrant confirms that none of the Trust’s trustees had any material interest in any material transaction to which the Fund’s adviser or its parent or any subsidiary of either such entities was a party since the beginning of the Fund’s most recently completed fiscal year.

Comment 4.  Please state the amount that the Fund’s adviser would have received during the last year if the proposed new advisory fee had been in effect and the difference between that amount and the amount actually received by the adviser as a percentage.

Response.  The disclosure has been revised to include the following:

If the advisory fee under the New Agreement had been in effect for the fiscal year ended September 30, 2013, the Fund would have incurred $453,586 in advisory fee expenses which would have a decrease of 27% over the actual advisory fees incurred.

Comment 5.  Please consider providing current and proforma net operating expenses.

Response.  The Registrant politely declines to provide this disclosure as it does not consider the disclosure to be required or helpful to shareholders.

Comment 6.  Please revise the description  of the Fund’s operating expense limitation agreement so that it appears in plain English.

Response.   The disclosure has been revised as follows: Bandon Capital had contractually agreed to reduce its fees and to reimburse expenses (the “Expense Limitation Agreement”), at least until January 31, 2015, to ensure that  the Fund’s ordinary and direct operating expenses would not exceed the following percentages of the daily average net assets attributable to each class of the Fund’s shares.

Comment 7.  Please confirm what expenses are covered by the Fund’s expense limitation agreement.

Response.   Please see the Registrant’s response to Comment 6.

Comment 8.  Please remove the brackets and finalize the discussion of the Board’s considerations and evaluation sections.

Response.  The brackets have been removed from these sections and the disclosure has been finalized.

Comment 9.  Please insert the word “year” in the Performance section to clarify the periods used in evaluating performance.

Response.  The requested revision has been made.

Comment 10.  Please provide a description of the HFRX Fixed Income Credit Index.

Response.  The following disclosure has been added:

The HFRX Fixed Income - Credit Index includes strategies with exposure to credit across a broad continuum of credit sub-strategies, including corporate, sovereign, distressed, convertible, asset backed, capital structure arbitrage, multi-strategy and other relative value and event driven sub-strategies. Investment thesis across all strategies is predicated on realization of a valuation discrepancy between the related credit instruments. Strategies may also include and utilize equity securities, credit derivatives, government fixed income, commodities, currencies or other hybrid securities.

Comment 11.  Please disclose the full name of the Morningstar category referenced in all instances in which it is used.

Response 11.  The requested disclosure has been added.

Comment 12.  Please reference Logan Circle Partners, L.P.’s parent company as Fortress Investment Group, LLC.

Response.  The requested change has been made.

Comment 13.  Please provide a description of the peer group used in evaluating the Fund’s fees and expenses.

Response.  The requested description of the Fund’s peer group has been added.

Comment 14.  Please define the term “NLFT” prior to its use.

Response.  Northern Lights Fund Trust has been defined as “NLFT”.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

779970.4